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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   Avaya Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   053499 10 9
                             ----------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------

                                Scott A. Arenare
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                              Andrew R. Brownstein
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


                                 March 21, 2002
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                                Page 1 of 8 Pages

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



CUSIP No. 053499 10 9              Schedule 13D                      Page 2 of 8


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1.    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            WARBURG, PINCUS EQUITY PARTNERS, L.P.
            I.R.S. IDENTIFICATION NO. 13-3986317
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [x]

                                                                     (b)   [ ]
------------------------------------------------------------------------------

3.    SEC USE ONLY                                                         [ ]

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                   -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                  61,570,905*
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                 -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                            61,570,905*
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            61,570,905*
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            17.6%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------



__________________________
* Assumes the full exercise of the Series A Warrants and Series B Warrants in accordance with their terms.

CUSIP No. 053499 10 9              Schedule 13D                      Page 3 of 8


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1.    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            WARBURG, PINCUS & CO.
            I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [x]

                                                                     (b)   [ ]
------------------------------------------------------------------------------

3.    SEC USE ONLY                                                         [ ]

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                   -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                  65,154,397*
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                 -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                            65,154,397*
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            65,154,397*
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.4%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------



__________________________
* Assumes the full exercise of the Series A Warrants and Series B Warrants in accordance with their terms.

CUSIP No. 053499 10 9              Schedule 13D                      Page 4 of 8


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            WARBURG PINCUS LLC
            I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [x]

                                                                     (b)   [ ]
------------------------------------------------------------------------------

3.    SEC USE ONLY                                                         [ ]

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                   -0-
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                  65,154,397*
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                 -0-
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                            65,154,397*
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            65,154,397*
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.4%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------



__________________________
* Assumes the full exercise of the Series A Warrants and Series B Warrants in accordance with their terms.

CUSIP No. 053499 10 9              Schedule 13D                      Page 5 of 8


                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

            Reference is made to the statement on Schedule 13D filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"), as amended by Amendment No. 1 thereto filed on March 12, 2002 (as so amended, the "Schedule 13D"). This Amendment No. 2 to Schedule 13D amends the Schedule 13D as follows. All capitalized terms used without definition in this Amendment No. 2 to
Schedule 13D shall have the meanings set forth in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

            On March 21, 2002, the transactions contemplated by the Stock Purchase Agreement and the Conversion Agreement were completed.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is replaced with the following:

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of an aggregate of 53,050,000 shares of Common Stock and of the Series A and B Warrants, which are exercisable for an aggregate of 12,104,397 shares of Common Stock. As of March 21, 2002, WP and WP LLC each beneficially owned 65,154,397 shares of Common Stock, assuming the full exercise of the Series A and Series B Warrants. Also as of that date, WPEP beneficially owned 61,570,905 shares of Common Stock, assuming the full exercise of the Series A and Series B Warrants. Of the shares beneficially owned by WP and WP LLC, 3,583,492 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

     Assuming the full exercise of the Series A and Series B Warrants, as of March 21, 2002, the 65,154,397 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 18.4% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A and B Warrants (based on 288,226,394 shares of Common Stock outstanding as of February 28, 2002 as set forth in a supplemental listing application filed by the Company with the New York Stock Exchange on March 19, 2002).

     Assuming the full exercise of the Series A and Series B Warrants, as of March 21, 2002, the 61,570,905 shares of Common Stock beneficially held by WPEP represented approximately 17.6% of the outstanding shares of Common Stock.

CUSIP No. 053499 10 9              Schedule 13D                      Page 6 of 8


     Assuming the full exercise of the Series A and Series B Warrants, as of March 21, 2002, the estimated 3,583,492 shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII represented 5.5% of the aggregate shares of Common Stock beneficially owned by the Reporting Entities.

(b) The Reporting Entities have beneficial ownership over 65,154,397 shares of Common Stock, of which WPEP will have beneficial ownership over 61,570,905 shares of Common Stock and WPNEPI, WPNEPII and WPNEPIII have beneficial ownership over 3,583,492 shares of Common Stock. Of these 65,154,397 shares of Common Stock, 53,050,000 shares are represented by the shares of Common Stock and the balance of 12,104,397 are represented by shares of Common Stock purchasable upon full exercise of the Series A and Series B Warrants. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC and WP.

(c) Except as described herein, during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on
     Schedule I to the Schedule 13D. This does not include Henry B. Schacht, who is on leave of absence from WP.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. This does not include Henry
     B. Schacht, who is on leave of absense from WP. This also does not include vested options to purchase 29,838 shares of Common Stock received by Jeffrey A. Harris in his capacity as a former Director of the Company.

(e)         Not applicable.

CUSIP No. 053499 10 9              Schedule 13D                      Page 7 of 8


                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2002


                                    WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                        By: /s/ Scott A. Arenare
                                            ----------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                    WARBURG, PINCUS & CO.

                                    By: /s/ Scott A. Arenare
                                        -------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


                                    WARBURG PINCUS LLC

                                    By: /s/ Scott A. Arenare
                                        -------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Member


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS I, C.V.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By: /s/ Scott A. Arenare
                                            ---------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

CUSIP No. 053499 10 9              Schedule 13D                      Page 8 of 8


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS II, C.V.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By: /s/ Scott A. Arenare
                                            ---------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                    WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS III, C.V.

                                    By: Warburg, Pincus & Co.,
                                        General Partner

                                        By: /s/ Scott A. Arenare
                                            ---------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner